09040987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investec Securities (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 15th Floor
(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Franco — 212-259-5608
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN 01 2009
Washington, DC
101

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas J. Franco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DAVID R. RAPPAPORT
NOTARY PUBLIC, State of New York
No. 24-02RA4964159
Qualified in New York County
Commission Expires March 26, 2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Investec Securities (US) LLC:

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the "Company") as of March 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Investec Securities (US) LLC at March 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 28, 2009

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2009

Assets		
Cash and cash equivalents	$	692,104
Receivable from clearing broker		3,961,887
Receivable from parent		10,062
Prepaid expenses		5,078
Total assets	$	4,669,131
Liabilities and member's equity		
Liabilities:		
Accrued employee compensation	$	305,000
Accrued expenses		59,000
Total liabilities		364,000
Member's equity		4,305,131
Total liabilities and member's equity	$	4,669,131

The accompanying notes are an integral part of the statement of financial condition.

Investec Securities (US) LLC

Notes to Statement of Financial Condition

March 31, 2009

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company"), is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), whose ultimate parent is Investec plc ("Investec"), a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was initially formed for the primary purpose of collecting, on a passive basis, a set percentage of the commission business generated by Maxim Partners LLC ("Maxim"), an unaffiliated FINRA member firm pursuant to an Asset Purchase Agreement. Additionally, the Company serves as an intermediary on behalf of foreign affiliates in accordance with SEC Rule 15a-6 whereby the Company distributes third party affiliate research, intermediates foreign equity transactions and may act as U.S. placement agent for foreign equity offerings in the U.S. In addition, on October 30, 2007 FINRA granted the Company approval to expand it's existing business to include effecting transactions in American Depository Receipts ("ADR's") and Ordinary Shares of foreign securities. The Company clears all of its securities transactions on a fully-disclosed basis through a clearing broker, Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

2. Significant Accounting Policies

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports. Income taxes are allocated to the Company by Holdings.

2. Significant Accounting Policies (continued)

In 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which was effective for financial statements issued for fiscal years beginning after December 15, 2006. This standard provides guidance to all enterprises, including pass-through entities, for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. On February 1, 2008, the FASB issued FSP FIN 48-2, which deferred the effective date of FIN 48 for certain non-public enterprises to annual financial statements for fiscal years beginning after December 15, 2007. On December 30, 2008, the FASB issued FSP FIN 48-3, which further delayed the effective date of FIN 48 for certain non-public enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 in accordance with FSP FIN 48-3 and is evaluating the potential impact, if any, of the standard to the Company upon adoption.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. The Company transacts client orders on a delivery versus payment ("DVP") and receive versus payment ("RVP") basis. The Company has not recorded any liabilities under FIN 45.

3. Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company's receivables from clearing broker are outstanding with Pershing LLC.

4. Related Party Transactions

The Company shares space, equipment and other related support with Holdings. Under a management services agreement with Holdings, overhead expenses including employee salaries and related costs, office rent, equipment rental, amortization and depreciation of assets and other expenses are allocated to the Company based on formulas applied to these expenses.

"Receivable from Parent" represents the balance due from Holdings to the Company. Receivable or payable balances are settled among the Companies throughout the year on at least a quarterly basis. The amount represented in the financial statements was settled on May 7, 2009.

5. Receivable from Clearing Broker

In the ordinary course of business, the Company maintains a cash balance with its clearing agent. The receivable at March 31, 2009 was $3,961,887. This balance includes the required deposit of $250,000.

6. Net Capital Requirement

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At March 31, 2009, the Company had net capital of $4,289,365, which was $4,039,365 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemptive provision of section (k)(2)(ii).